UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AbCellera Biologics Inc.
(Name of Issuer)

Common shares, no par value per share
(Title of Class of Securities)

00288U 10 6
(CUSIP Number)

Tim Van Voris General Counsel Thiel Capital LLC 9200 Sunset Boulevard, Suite 1110 West Hollywood, CA 90069 323-990-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter Thiel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,179,880

	8	SHARED VOTING POWER
4,180,547

	9	SOLE DISPOSITIVE POWER
10,179,880

	10	SHARED DISPOSITIVE POWER
4,180,547

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,360,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ABE Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,179,880

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,179,880

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,179,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund VII Principals Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
401,050

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
401,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
401,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund VII, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,343,240

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,343,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,343,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund VII Entrepreneurs Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
29,240

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
29,240

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund VII Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,773,530

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,773,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,773,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund Growth, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
382,357

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
382,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
382,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund Growth Principals Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,660

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,660

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,660

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 00288U 10 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Founders Fund Growth Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
407,017

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
407,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
407,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common shares, no par value per share (“Common Shares”), of AbCellera Biologics Inc., a British Columbia corporation (the “Issuer”), whose principal executive offices are located at 2215 Yukon Street, Vancouver, British Columbia, V5Y 0A1.

Item 2.  Identity and Background.

(a)
This Schedule 13D is being filed by (i) Peter Thiel, (ii) ABE Investments LLC, a Delaware limited liability company, (iii) The Founders Fund VII, LP, a Delaware limited partnership (“FF-VII”), (iv) The Founders Fund VII Entrepreneurs Fund, LP, a Delaware limited partnership (“FF-VIIE”), (v) The Founders Fund VII Principals Fund, LP, a Delaware limited partnership (“FF-VIIP” and, together with FF-VII and FF-VIIE, the “FF-VII Funds”), (vi) The Founders Fund VII Management, LLC, a Delaware limited liability company (“FF-VIIM” and, collectively with the FF-VII Funds, the “FF-VII Persons”), (vii) The Founders Fund Growth, LP, a Delaware limited partnership (“FFG”), (viii) The Founders Fund Growth Principals Fund, LP, a Delaware limited partnership (“FFGP” and, together with FFG, the “FFG Funds”), and (ix) The Founders Fund Growth Management, LLC, a Delaware limited liability company (“FFGM” and, collectively with the FFG Funds, the “FFG Persons”). The foregoing persons are collectively referred to herein as the “Reporting Persons.” The agreement by the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated December 28, 2020 (the “Joint Filing Agreement”), is attached hereto as Exhibit 1.

Mr. Thiel is the beneficial owner of ABE Investments LLC and has sole voting and dispositive power over the Common Shares held by ABE Investments LLC.

Investment and voting decisions with respect to the Common Shares held by each of the FF-VII Funds are made by a committee comprised of the managing members of FF-VIIM, which is the general partner of each of the FF-VII Funds. The managing members of FF-VIIM are Mr. Thiel, Brian Singerman and Keith Rabois. As a result, each of FF-VIIM and Messrs. Thiel, Singerman and Rabois may be deemed to share voting and dispositive power with respect to the Common Shares held by the FF-VII Funds. Each of FF-VIIM and Messrs. Thiel, Singerman and Rabois disclaims beneficial ownership of the Common Shares held by the FF-VII Funds except to the extent of his or its respective pecuniary interest therein.

Investment and voting decisions with respect to the Common Shares held by each of the FFG Funds are made by a committee comprised of the managing members of FFGM, which is the general partner of each of the FFG Funds. The managing members of FFGM are Messrs. Thiel, Singerman and Rabois. As a result, each of FFGM and Messrs. Thiel, Singerman and Rabois may be deemed to share voting and dispositive power with respect to the Common Shares held by the FFG Funds. Each of FFGM and Messrs. Thiel, Singerman and Rabois disclaims beneficial ownership of the Common Shares held by the FFG Funds except to the extent of his or its respective pecuniary interest therein.

(b)	The principal business address of Mr. Thiel is c/o Thiel Capital LLC, 9200 Sunset Boulevard, Suite 1110, West Hollywood, California 90069.

The principal business address of ABE Investments LLC is 1209 Orange Street, Wilmington, Delaware 19801.

The principal business address of each of the FF-VII Persons, the FFG Persons and Messrs. Singerman and Rabois is c/o Founders Fund LLC, One Letterman Drive, Building D, 5th Floor, San Francisco, California 94129.

(c)
The principal business of ABE Investments LLC, the FF-VII Funds and the FFG Funds is investing in securities of privately and publicly held companies. The principal business of FF-VIIM and FFGM is performing the functions of, and serving as, the general partner of the FF-VII Funds and the FFG Funds, respectively. Messrs. Thiel, Singerman and Rabois are the managing members of FF-VIIM, FFGM and other affiliated Founders Fund entities. The present principal occupation of each of Messrs. Thiel, Singerman and Rabois is as a venture capital investor and each serves as a partner of Founders Fund, a venture capital firm. In addition, Mr. Thiel is a member of the Issuer’s board of directors and serves as president of Thiel Capital LLC, an investment firm.

(d)	During the last five years, none of the Reporting Persons or Messrs. Singerman or Rabois has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or Messrs. Singerman or Rabois has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Thiel, Singerman and Rabois is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Series A2 Preferred Shares

On March 23, 2020, the Issuer entered into an investment agreement with the following shareholders, among others, pursuant to which it issued and sold the following amounts of its Series A2 convertible preferred shares (“Series A2 Preferred Shares”) at a purchase price of $12.4631 per share: (i) ABE Investments LLC purchased 381,126 shares for an aggregate purchase price of $4,750,011.46; (ii) FF-VIIP purchased 40,105 shares for an aggregate purchase price of $499,832.63; (iii) FF-VII purchased 334,324 shares for an aggregate purchase price of $4,166,713.44; and (iv) FF-VIIE purchased 2,924 shares for an aggregate purchase price of $36,442.10. The source of funds used for the acquisition of the Series A2 Preferred Shares by ABE Investments LLC was working capital and by each of the FF-VII Funds was capital contributions from their respective limited partners.

On December 15, 2020, upon the completion of the Issuer’s initial public offering (the “IPO”), each Series A2 Preferred Share converted into 10 Common Shares, or (i) 3,811,260 Common Shares with respect to the Series A2 Preferred Shares owned by ABE Investments LLC; (ii) 401,050 Common Shares with respect to the Series A2 Preferred Shares owned by FF-VIIP; (iii) 3,343,240 Common Shares with respect to the Series A2 Preferred Shares owned by FF-VII; and (iv) 29,240 Common Shares with respect to the Series A2 Preferred Shares owned by FF-VIIE.

Convertible Notes

On October 30, 2020, the Issuer issued and sold to the following purchasers convertible notes (“Convertible Notes”) in the following principal amounts: (i) ABE Investments LLC purchased $30,430,000 aggregate principal amount of Convertible Notes; (ii) FFG purchased $4,697,050 aggregate principal amount of Convertible Notes; and (iii) FFGP purchased $302,950 aggregate principal amount of Convertible Notes. The source of funds used for the acquisition of the Convertible Notes by ABE Investments LLC was working capital and by each of the FFG Funds was capital contributions from their respective limited partners.

On December 15, 2020, upon completion of the IPO, the Convertible Notes owned by ABE Investments LLC and the FFG Funds converted into Common Shares at a conversion price equal to $17.00 (which is 85% of the $20.00 price per share to the public in the IPO) plus an aggregate of 800,000 Common Shares, or (i) an aggregate of 2,477,100 Common Shares with respect to the Convertible Notes owned by ABE Investments LLC, (ii) an aggregate of 382,357 Common Shares with respect to the Convertible Notes owned by FFG; and (iii) an aggregate of 24,660 Common Shares with respect to the Convertible Notes owned by FFGP.

Common Shares

On April 30, 2020, ABE Investments LLC purchased 89,152 Common Shares from a former shareholder of the Issuer at a purchase price of $11.2168 per share for an aggregate purchase price of $1,000,000.16 using working capital. On December 4, 2020, the Issuer effected a 10-for-1 forward share split of its outstanding Common Shares, resulting in the split of the purchased Common Shares into 891,520 Common Shares.

On December 15, 2020, ABE Investments LLC purchased 3,000,000 Common Shares in the IPO at a purchase price of $20.00 per share (which was the price per share to the public in the IPO) for an aggregate purchase price of $60,000,000 using working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Common Shares reported in this Schedule 13D have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer’s securities from time to time and, subject to certain restrictions, may dispose of any or all of the securities of the Issuer held by such persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. The Common Shares reported in this Schedule 13D are subject to lock-up restrictions, as further described in Item 6 below.

In addition, the Reporting Persons and their respective representatives may in the future take other actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters, or otherwise working with the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer to identify, evaluate, structure, negotiate, execute or otherwise facilitate any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Thiel serves as a member of the board of directors of the Issuer and, in such capacity, will be involved in reviewing transactions that may result in operational, strategic, financial or governance changes for the Issuer and may have influence over the corporate activities of the Issuer, including, without limitation, activities which may relate to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.  Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(c)
After taking into account the conversions described in Item 3, (i) ABE Investments LLC holds 10,179,880 Common Shares, representing approximately 3.8% of the outstanding Common Shares, (ii) FF-VIIP holds 401,050 Common Shares, representing approximately 0.1% of the outstanding Common Shares, (iii) FF-VII holds 3,343,240 Common Shares, representing approximately 1.2% of the outstanding Common Shares, (iv) FF-VIIE holds 29,240 Common Shares, representing approximately 0.0% of the outstanding Common Shares, (v) FFG holds 382,357 Common Shares, representing approximately 0.1% of the outstanding Common Shares, and (vi) FFGP holds 24,660 Common Shares, representing approximately 0.0% of the outstanding Common Shares.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, (i) FF-VIIM may be deemed to beneficially own in the aggregate 3,773,530 Common Shares, representing approximately 1.4% of the outstanding Common Shares, (ii) FFGM may be deemed to beneficially own in the aggregate 407,017 Common Shares, representing approximately 0.2% of the outstanding Common Shares, and (iii) Mr. Thiel may be deemed to beneficially own in the aggregate 14,360,427 Common Shares, representing approximately 5.3% of the outstanding Common Shares.

The percentage of the outstanding Common Shares beneficially owned by the Reporting Persons is based on 269,187,768 Common Shares outstanding immediately after the IPO (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), as reported in the final prospectus filed by the Issuer with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”), on December 14, 2020.

The Reporting Persons do not affirm the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

(d)
Except as otherwise described in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Investor Rights Agreement

ABE Investments LLC and the FF-VII Funds are party to the Amended and Restated Investor Rights Agreement, dated as of March 23, 2020 (the “Investor Rights Agreement”), with the Issuer and certain other shareholders of the Issuer. The Investor Rights Agreement provides each of ABE Investments LLC and the FF-VII Funds with certain rights with respect to the registration of their Common Shares, including rights to make requests for registration of their Common Shares and to request inclusion of their Common Shares in subsequent offerings initiated by the Issuer or certain other shareholders of the Issuer, in each case, subject to specified conditions and limitations set forth in the Investor Rights Agreement. The Issuer is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations, subject to specified conditions and limitations. The Issuer has agreed to indemnify ABE Investments LLC and the FF-VII Funds and their respective related persons against certain liabilities under securities laws in connection with the sale of Common Shares under such registrations.

The terms and provisions of the Investor Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S‑1 (File No. 333-250838) declared effective by the SEC on December 10, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Investor Rights Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreements

In connection with the IPO, each of Mr. Thiel, ABE Investments LLC, the FF-VII Funds and the FFG Funds entered into a lock-up agreement (the “Lock-Up Agreements”) in favor of the representatives of the several underwriters in the IPO, pursuant to which they agreed not to sell or otherwise transfer any Common Shares or securities convertible into, exchangeable for or exercisable for Common Shares, for 180 days after the date of the final prospectus relating to the IPO without the prior consent of the representatives, subject to certain exceptions.

The terms and provisions of the Lock-Up Agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Lock-Up Agreements, a form of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 28, 2020.

Exhibit 2
Amended and Restated Investor Rights Agreement, dated as of March 23, 2020, by and among the Issuer and certain of its shareholders (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250838), filed with the Commission on November 11, 2020).

Exhibit 3
Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250838), filed with the Commission on December 7, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020	ABE INVESTMENTS LLC

By: /s/ Peter Thiel
Name: Peter Thiel
Title: Authorized Person

THE FOUNDERS FUND VII PRINCIPALS FUND, LP

By: The Founders Fund VII Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND VII, LP

By: The Founders Fund VII Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND VII ENTREPRENEURS FUND, LP

By: The Founders Fund VII Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND VII MANAGEMENT, LLC

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND GROWTH, LP

By: The Founders Fund Growth Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND GROWTH PRINCIPALS FUND, LP

By: The Founders Fund Growth Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND GROWTH MANAGEMENT, LLC

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

/s/ Peter Thiel
Peter Thiel

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13D may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Dated: December 28, 2020	ABE INVESTMENTS LLC

By: /s/ Peter Thiel
Name: Peter Thiel
Title: Authorized Person

THE FOUNDERS FUND VII PRINCIPALS FUND, LP

By: The Founders Fund VII Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND VII, LP

By: The Founders Fund VII Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND VII ENTREPRENEURS FUND, LP

By: The Founders Fund VII Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND VII MANAGEMENT, LLC

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND GROWTH, LP

By: The Founders Fund Growth Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND GROWTH PRINCIPALS FUND, LP

By: The Founders Fund Growth Management, LLC, its General Partner

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

THE FOUNDERS FUND GROWTH MANAGEMENT, LLC

By: /s/ Brian Singerman
Name: Brian Singerman
Title: Managing Member

/s/ Peter Thiel
Peter Thiel